U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

J.P. Morgan Partners (SBIC), LLC
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   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)
New York                        New York                10020

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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Guitar Center, Inc.  ("GTRC")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


February 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

March 8, 2001
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                            4.                              5.             Owner-
                                                            Securities Acquired (A) or      Amount of      ship
                                             3.             Disposed of (D)                 Securities     Form:       7.
                                             Transaction    (Instr. 3, 4 and 5)             Beneficially   Direct      Nature of
                             2.              Code           ------------------------------- Owned at End   (D) or      Indirect
1.                             Transaction   (Instr. 8)                   (A)               of Month       Indirect    Beneficial
Title of Security               Date          ------------    Amount       or     Price     (Instr. 3      (I)         Ownership
(Instr. 3)                     (mm/dd/yy)     Code   V                    (D)               and 4)         (Instr.4)   Instr. 4)
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

Common Stock                     2/27/01        S               100,000     D      $15.499     5,008,074      D           (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                     10.
                                                                                                            9.       Owner-
                                                                                                            Number   ship
                                                                                                            of       Form
                 2.                                                                                         Deriv-   of
                 Conver-                      5.                                  7.                        ative    Deriv-  11.
                 sion                         Number of                           Title and Amount          Secur-   ative   Nature
                 or                           Derivative       6.                 of Underlying     8.      ities    Secur-  of
                 Exer-                4.      Securities       Date               Securities        Price   Bene-    ity:    In-
                 cise        3.       Trans-  Acquired (A)     Exercisable and    Instr. 3 and 4)   of      ficially Direct  direct
                 Price       Trans-   action  or Disposed      Expiration Date    ----------------  Deriv-  Owned    (D) or  Bene-
1.               of          action   Code    of(D)           (Month/Day/Year)           Amount     ative   at End   In-     ficial
Title of         Deriv-      Date     (Instr. (Instr. 3,       ----------------          or         Secur-  of       direct  Owner-
Derivative       ative       (Month/  8)      4 and 5)         Date     Expira-          Number     ity     Month    (I)     ship
Security         Secur-       Day/     ------  ------------    Exer-    tion             of         (Instr. (Instr.  (Instr. (Instr.
(Instr. 3)       ity         Year)    Code  V   (A)  (D)       cisable  Date      Title  Shares     5)      4)        4)      4)
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

Stock Option
(right to                                                                          Common
 purchase)        $28.5625     N/A     N/A  N/A   N/A   N/A       5/6/99   5/6/08  Stock    1,667              -0-       I    (FN 2)
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Stock Option
(right                                                                              Common
to purchase)      $28.5625     N/A     N/A  N/A   N/A   N/A       5/6/00   5/6/08   Stock   1,666              -0-       I    (FN 2)
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Stock Option
(right to                                                                           Common
purchase)         $28.5625     N/A     N/A  N/A   N/A   N/A       5/6/01   5/6/08   Stock   1,666              -0-       I    (FN 2)
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Stock Option
(right                                                                              Common
to purchase)      $16.4375     N/A     N/A  N/A   N/A   N/A       4/26/00  4/25/09  Stock   1,667              -0-       I    (FNs 2
                                                                                                                              and 3)
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Stock Option
(right                                                                              Common
to purchase)      $16.4375     N/A     N/A  N/A   N/A   N/A       4/26/01  4/25/09  Stock   1,666              -0-       I    (FNs 2
                                                                                                                              and 3)
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Stock Option
to purchase)                                                                        Common
(right            $16.4375     N/A     N/A  N/A   N/A   N/A       4/26/02  4/25/09  Stock   1,667              -0-       I    (FNs 2
                                                                                                                              and 3)
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Stock Option
(right                                                                              Common
to purchase)      $13.5625     N/A     N/A  N/A   N/A   N/A       5/2/01   5/2/10   Stock   5,000              -0-       I    (FNs 2
                                                                                                                              and 4)
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Stock Option
(right                                                                              Common
to purchase)      $11.5281     N/A     N/A  N/A   N/A   N/A       5/2/00   5/2/10   Stock   1,966              -0-       I    (FN 2)
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Stock Option
(right                                                                              Common
to purchase)      $12.325      N/A     N/A  N/A   N/A   N/A       7/27/00  7/27/10  Stock   1,839              -0-       I    (FN 2)
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Stock Option
(right                                                                              Common
to purchase)      $11.1563     N/A     N/A  N/A   N/A  N/A       11/2/00   11/2/10  Stock   2,032              -0-       I    (FN 2)
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Stock Option
(right                                                                              Common
to purchase)      $14.0781     2/8/01  A    V     1,610 N/A      02/8/01  02/8/11   Stock   1,610              -0-       I    (FN 2)
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

Explanation of Responses:

(1) The amounts shown represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (SBIC), LLC ("JPM SBIC") and by J.P. Morgan Partners (BHCA), L.P.

(2) The stock options were granted to Jeffrey Walker, a director of the Issuer, the President of JPM SBIC and a limited partner of MF Manager. Mr. Walker is obligated to exercise the options, and to transfer any shares issued under the stock options to JPM SBIC, at the request of JPM SBIC.

(3) These options become exercisable in three annual installments on each April 26, 2000, April 26, 2001, and April 26, 2002.

(4) These options become exercisable in four equal annual installments on each May 2, 2001, May 2, 2002, May 2, 2003 and May 2, 2004.



J.P. Morgan Partners (SBIC), LLC

    /s/ Jeffrey C. Walker                                      8/09/01
By: --------------------------------------------        -----------------------
    Jeffrey C. Walker                                           Date
    President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



NAME AND ADDRESS OF                     DESIGNATED                 STATEMENT          ISSUER NAME, TICKER
 REPORTING PERSON                       REPORTER (Note 1)           FOR               OR TRADING SYMBOL
                                                                   MONTH/YEAR
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
J.P. Morgan Partners (BHCA), L.P.       J.P. Morgan Partners       February 2001        Guitar Center, Inc. ("GTRC")
c/o J.P. Morgan Partners, LLC           (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.          J.P. Morgan Partners       February 2001        Guitar Center, Inc. ("GTRC")
c/o J.P. Morgan Partners, LLC           (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation                J.P. Morgan Partners       February 2001        Guitar Center, Inc. ("GTRC")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.                J.P. Morgan Partners        February 2001        Guitar Center, Inc. ("GTRC")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
270 Park Avenue
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.                  J.P. Morgan Partners       February 2001        Guitar Center, Inc. ("GTRC")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY  10020
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
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 NAME AND ADDRESS OF                TITLE OF                 AMOUNT OF           OWNERSHIP FORM:   NATURE OF INDIRECT      DISCLAIMS
  REPORTING PERSON                  SECURITY                 SECURITIES          DIRECT (D) OR     BENEFICIAL OWNERSHIP    PECUNIARY
                                                             BENEFICIALLY        INDIRECT (I)                              INTEREST
                                                             OWNED
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
J.P. Morgan Partners (BHCA), L.P.     Common Stock            See Tables I          I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                 and II above                         Note 2 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.        Common Stock            See Tables I          I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                 and II above                         Note 3 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation              Common Stock            See Tables I          I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                 and II above                         Note 4 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.               Common Stock            See Tables I          I              See Explanatory        No
270 Park Avenue                                               and II above                         Note 5 below
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.                Common Stock            See Tables I          I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                 and II above                         Note 6 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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


Explanatory Notes:

1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of the Reporting Persons disclaims beneficial ownership of the Issuer's securities to the extent it exceeds such Person's pecuniary interest.

2) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and the Reporting Person. The Reporting Person is the sole member of JPM SBIC.

3) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and by J.P. Morgan Partners
(BHCA), L.P. ("JPM BHCA"), a portion of which may be deemed attributable to the Reporting Person because it is the sole general partner of JPM BHCA, the sole member of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

4) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the general partner of JPMP Master Fund Manager, L.P. ("MF Manager"), the general partner of JPM BHCA (the parent of JPM SBIC). The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

5) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and JPMP BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of JPMP Capital Corporation (the general partner of MF Manager) and of Chatham Ventures, Inc., the limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

6) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole limited partner of JPM BHCA, the parent of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.